UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *             CERTIFICATE
ENTERGY ENTERPRISES, INC.       *         PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

March   31,  1998  by  Entergy  Enterprises,  Inc.  (Enterprises)

pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding certain associate companies (Excluded Companies<FN1>),  (e)

provide  directly,  or indirectly through  one  or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

       During  the  quarter,  Enterprises  has  been  engaged  in preliminary  development  activities  relating  to  investigating sites,  research,  contract drafting and negotiations,  acquiring options  or  rights, partnership selection and  other  activities necessary  to  identify and analyze investment opportunities  for

Entergy.  These  development  activities  include  domestic   and

international opportunities.

      During  the  quarter,  Enterprises  expended  $223,770  for preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded an expenditure of $7,240,294 for preliminary development activities  associated  with  potential  investments  that  would qualify  as "foreign utility companies" under Section 33  of  the

Act.    Enterprises  also  expended  $1,000,976  for  preliminary

development activities associated with potential investments that

would   qualify  as  "nonutility  business"  and   $266,573   for

preliminary   development  activities   related   to   non-exempt

wholesale generating facilities.   Finally, Enterprises  recorded

an   expenditure   of  $2,606,433  for  preliminary   development

activities  associated  with  potential  investments   in   other

domestic energy related businesses.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to  its  associate companies, EPI, Entergy Power Marketing Corp.,

Entergy   Power  Edesur  Holding  Ltd.,  Entergy  S.A.,   Entergy

Integrated  Solutions,  Inc.  (EIS), Entergy  Technology  Holding

Company  (ETHC), Entergy Technology Company (ETC), Entergy  Power

Development  Corporation, Entergy International  Holdings,  Ltd.,

LLC    (formerly    Entergy   Power   Development   International

Corporation),  Entergy Pakistan, Ltd., EP Edegel,  Inc.,  Entergy

Power CBA Holding Ltd., Entergy Operations Services Inc., Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corporation,  Entergy Power Generation Corporation,  and  Entergy

Nuclear,  Inc.  (ENI).   Enterprises charged these companies  for

direct costs incurred plus an indirect loading based upon current

month  Enterprises  administrative charges.   In  regard  to  EPI

($145,481), these services included marketing of EPI capacity and energy  to other utilities at wholesale, preparation of contracts

and   regulatory  filings,  oversight  of  plant  operations  and maintenance  by plant operators, and procurement of  transmission services.  In regard to Entergy Power Marketing Corp.($2,923,224)

these  services  included marketing of  energy  to  utilities  at wholesale,  preparation of contracts and regulatory  filings  and

procurement   of  transmission  services.   In  regard   to   EIS

($697,632), Entergy Power Edesur Holding Ltd. ($100,405.99), ETHC

($1,031,572), Entergy Technology Company ($425,821) Entergy Power

Development   Corp.   ($10,162,876.73),   Entergy   International

Holdings,   Ltd.,LLC.  ($2,046,095.88),  Entergy  Pakistan   Ltd.

($41,793.40),  EP Edegel, Inc. ($417,839.89), Entergy  Power  CBA

Holding  Ltd.  ($4,973.93),  Entergy  Operations  Services   Inc.

($122,933), Entergy Power Operations Corp. ($810,207.27), Entergy

Power  International  Holdings  Corp.  ($456,240)  Entergy  Power

Generation   Corp.  ($170,566.27),  and  Entergy  Nuclear,   Inc.

($147,235),  these services were related to management  oversight and project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $12,600 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

          As previously reported, Enterprises concluded  its CCLM

testing  program  and does not intend to resume testing  of  CCLM

dedicated   systems   in  the  foreseeable   future.     However,

consistent   with  Enterprises'  authorization   to   engage   in

preliminary  development  activities,  Enterprises  continues  to investigate  other  utility and energy  related  applications  of communications  technologies, including automated meter  reading,

power  outage reporting and consumer accessible information  such as  real-time  meter  information and  bill  estimation  systems.

Amounts   expended  by  Enterprises  in  connection   with   such

preliminary  development activities are reported  as  "nonutility business" related expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the quarter, no amounts were expended to  form

and  capitalize any O&M Subsidiaries pursuant to the Commission's order dated September 30, 1995.

VI.  Nature and Extent of O&M Services Provided.

      During  the  quarter, Enterprises' wholly owned subsidiary,

Entergy Nuclear, Inc. (ENI), provided nuclear management services to  Maine Yankee Atomic Power Company.  A new contract was signed on  November 6, 1997, to extend the original agreement to provide

management   services  for  initial  decommissioning   activities

through September 30, 1998.  ENI was paid a fixed monthly fee for providing  these services and was reimbursed its actual  expenses for  labor and related charges at cost for the services provided.

The  total amounts billed for services in the first quarter  were

$1,690,789  consisting  of a market based  fee  and  reimbursable expenses.

      In  addition, during the quarter, Enterprises' wholly owned subsidiary,  Entergy Operations Services, Inc.  (EOSI),  provided power  project  related  operation  and  management  services  to

several   customers,  including  professional  advice,  technical

expertise  and  maintenance services.  Specifically,  for  RonJac

Enterprises, EOSI's services included Harris D20 RTU training for personnel  at  the  Corps  of Engineers' Gillham  Lake  facility.

Also,  for TE Products Pipeline Company, EOSI replaced insulators on  a  115kV switch at their substation. The total amounts billed for  services  in the first quarter were $13,640,  consisting  of market based fees and reimbursable expenses.

     Entergy and Enterprises represent that no Excluded Company has subsidized the operations of Enterprises or any O&M

Subsidiary, and that the rendering of O&M Services by O&M

Subsidiaries is in compliance with the applicable rules,

regulations and orders of the Commission and has not adversely affected the services provided by any Excluded Company to its customers.

VII.        Financing,  Amortization  and  Financial   Statements

During the three months ended March 31, 1998:

      A. Enterprises incurred no amortization expenses related to the organization of EIS.

      B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the three month period  ended

March 31, 1998 are included as Exhibit 1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this certificate to be executed on this 15th day of May, 1998.



ENTERGY CORPORATION





By:   /s/ Louis E. Buck
     Louis E. Buck
     Vice President,
     Chief Accounting Officer &
     Asst. Secretary

ENTERGY ENTERPRISES, INC.




By:  Stephen Refsell
     Stephen Refsell
     Asst. Secretary
_______________________________

<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.